UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tarrant Apparel Group

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

876289109

(CUSIP Number)

Serge Kraif
19 Avenue Krieg
1208 Geneva
Switzerland
(310) 890-0848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289109		Page 2 of 7 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serge Kraif
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,665,164
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,665,164
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 30,543,763 shares of the issuer’s Common Stock issued and outstanding as of November 7, 2008 per the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed on November 12, 2008.

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Tarrant Apparel Group, a California corporation (the “Company” or the “Issuer”), which has its principal executive offices at 3151 E. Washington Blvd, Los Angeles, CA 90023.

Item 2.  Identity and Background.

This statement is being filed on behalf of Serge Kraif, an individual who is a citizen of France (the “Reporting Person”). The residential address of the Reporting Person is 19 Avenue Krieg, 1208 Geneve, Switzerland.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired a total of 25,406 shares of common stock of the Issuer on November 10, 2008 in the open market using his own personal funds as detailed in Item 5 below. As a result of such purchase, the Reporting Person is required to report his holdings on this Schedule 13D.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

Per a Form 8-K filed by the Issuer on September 10, 2008, at a special meeting of shareholders of the Issuers held on September 5, 2008, the Issuer’s shareholders approved an amendment to its articles of incorporation to effect a reverse stock split of the Issuer's outstanding common stock at a ratio within a range of 1-for-1.5 to 1-for-4. As a result, to the Reporting Person’s knowledge, the Issuer’s Board of Directors now has the discretion to determine, within 12 months, whether to implement the reverse stock split and the exact amount of the reverse stock split within the approved range if implemented.

As also previously disclosed by the Issuer, Gerard Guez and Todd Kay, the Issuer’s founders, executive officers and directors, announced to the Issuer’s Board of Directors their intention to acquire all of the outstanding publicly held shares of the Issuer’s common stock for cash in a going private transaction. To the Reporting Person’s knowledge, the proposed going private transaction remains pending.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of November 19, 2008, the Reporting Person beneficially owned 1,665,164 shares of the Company’s common stock (the “Shares”).  Since 30,543,763 shares of the Company’s common stock were outstanding as of November 10, 2008 per the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed by the Company on November 12, 2008, the Shares constitute approximately 5.45% of the shares of the Company’s common stock issued and outstanding.  The Reporting Person has the sole power to vote and dispose of the Shares.

The following transactions in the Company’s common stock were effected by the Reporting Person in the past 60 days:

Date	Number of Shares	Transaction	Price per Share	Where and How Transaction Effected
11/18/08	29,000	Purchase	$0.50	Open Market
11/18/08	15,000	Purchase	$0.44	Open Market
11/18/08	11,800	Purchase	$0.50	Open Market
11/18/08	10,000	Purchase	$0.48	Open Market
11/18/08	7,429	Purchase	$0.48	Open Market
11/18/08	5,000	Purchase	$0.50	Open Market
11/18/08	5,000	Purchase	$0.47	Open Market
11/18/08	5,000	Purchase	$0.47	Open Market
11/18/08	5,000	Purchase	$0.48	Open Market
11/18/08	5,000	Purchase	$0.48	Open Market
11/18/08	5,000	Purchase	$0.43	Open Market
11/18/08	4,702	Purchase	$0.43	Open Market
11/18/08	3,600	Purchase	$0.49	Open Market
11/18/08	3,000	Purchase	$0.50	Open Market
11/18/08	2,500	Purchase	$0.43	Open Market
11/18/08	400	Purchase	$0.48	Open Market
11/18/08	298	Purchase	$0.42	Open Market

11/18/08	95	Purchase	$0.49	Open Market
11/18/08	6	Purchase	$0.45	Open Market
11/10/08	5,000	Sale	$0.42	Open Market
11/10/08	15,400	Purchase	$0.41	Open Market
11/10/08	5,000	Purchase	$0.40	Open Market
11/10/08	1,900	Purchase	$0.42	Open Market
11/04/08	5,000	Purchase	$0.45	Open Market
11/04/08	3,452	Purchase	$0.46	Open Market
11/04/08	1,548	Purchase	$0.46	Open Market
10/15/08	1,000	Sale	$0.46	Open Market
10/15/08	700	Sale	$0.47	Open Market
09/25/08	100	Sale	$0.64	Open Market
09/25/08	1,700	Purchase	$0.64	Open Market
09/24/08	1,000	Sale	$0.66	Open Market
09/24/08	44,050	Purchase	$0.66	Open Market
09/24/08	1,200	Purchase	$0.66	Open Market
09/24/08	900	Purchase	$0.65	Open Market
09/23/08	1,000	Sale	$0.66	Open Market
09/23/08	100	Sale	$0.70	Open Market
09/23/08	1,000	Sale	$0.68	Open Market
09/23/08	28,881	Purchase	$0.65	Open Market
09/23/08	5,000	Purchase	$0.68	Open Market
09/23/08	5,000	Purchase	$0.68	Open Market
09/23/08	5,000	Purchase	$0.68	Open Market
09/23/08	5,000	Purchase	$0.70	Open Market
09/23/08	5,000	Purchase	$0.68	Open Market
09/23/08	5,000	Purchase	$0.66	Open Market
09/23/08	4,992	Purchase	$0.66	Open Market
09/23/08	4,700	Purchase	$0.67	Open Market
09/23/08	4,400	Purchase	$0.66	Open Market
09/23/08	4,300	Purchase	$0.67	Open Market
09/23/08	3,500	Purchase	$0.66	Open Market
09/23/08	3,000	Purchase	$0.67	Open Market
09/23/08	2,000	Purchase	$0.67	Open Market
09/23/08	1,400	Purchase	$0.70	Open Market
09/23/08	700	Purchase	$0.68	Open Market
09/23/08	600	Purchase	$0.67	Open Market
09/23/08	300	Purchase	$0.67	Open Market
09/23/08	200	Purchase	$0.67	Open Market
09/23/08	8	Purchase	$0.67	Open Market
09/22/08	1,000	Sale	$0.70	Open Market
09/22/08	100	Sale	$0.67	Open Market
09/22/08	100	Sale	$0.69	Open Market
09/22/08	10,000	Purchase	$0.69	Open Market
09/22/08	10,000	Purchase	$0.69	Open Market
09/22/08	10,000	Purchase	$0.69	Open Market
09/22/08	4,600	Purchase	$0.69	Open Market
09/22/08	3,800	Purchase	$0.69	Open Market
09/22/08	3,400	Purchase	$0.67	Open Market

09/22/08	2,400	Purchase	$0.67	Open Market
09/22/08	1,600	Purchase	$0.67	Open Market
09/22/08	1,500	Purchase	$0.68	Open Market

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 19, 2008	/s/ Serge Kraif
Serge Kraif